

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

December 19, 2007

By U.S. Mail and Facsimile

Mr. Alan Castellanos
Chief Financial Officer
Desarrolladora Homex, S.A.B. de C.V.
Boulevard Alfonso Zaragoza M. 2204 Norte
80020 Culiacán, Sinaloa
Mexico

> **Re: Desarrolladora Homex, S.A.B. de C.V.**
> **Form 20-F for the Fiscal Year Ended December 31, 2006**
> **File No. 001-32229**

Dear Mr. Castellanos:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2006

General

1. You indicated that you would revise your disclosures related to MD&A and capitalization of net comprehensive financing costs in response to our prior comments 2 and 6, respectively. However, it does not appear that these comments were complied with. In this regard, please revise your future filings to address prior comments 2 and 6.

2.    We note your response to prior comment 12 regarding the applicability of FIN 45 disclosures to your company. Please supplementally tell us whether the insurance policies for manufacturing defects are granted and held by the homeowner or are held by you. Please also tell us whether you recognize a warranty accrual in your financial statements for manufacturing defects. Additionally, please revise future filings to explain these insurance policies and any potential liabilities that you may be exposed to.

Note 26 – Summary of Differences between Mexican Financial Reporting Standards (MFRS) and U.S. GAAP, page F-30

General

3.    In future filings, please revise your disclosure to provide the segment information required by paragraphs 25-27 and 32 of SFAS 131, *Disclosures about Segments of an Enterprise and Related Information*.

A.  Revenue and Cost Recognition, page F-31

4.    In future filings, please disclose when title passes to the buyer under U.S. GAAP. If title passes other than upon closing and the buyer taking possession of the home, please explain to us how you determined your policy complies with U.S. GAAP.

*        *        *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, Anne McConnell, Senior Staff Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief